Exhibit 3.3

UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS OF GCI, INC.

Pursuant to the provisions of Alaska Statute §10.06.475(b), which permit the board of directors of an Alaska corporation to take action by written consent in lieu of holding a meeting and Article XI(1) of its bylaws, the Board of Directors (“Board”) of GCI, Inc., an Alaska corporation (“Corporation”), hereby gives its consent in writing to the following resolution and approves and adopts this resolution as the unanimous action of the Board, in lieu of a meeting:

RESOLVED, that the Corporation delete Article V Limitation of Liability and Indemnification of Directors, Officers and Agents of the Corporation from its Bylaws in its entirety, and replace it with the following:
“ARTICLE V
INDEMNIFICATION
Section 1. Non-Derivative Actions. The Corporation will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of or arising from the fact that that person is or was a director, officer, or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee of another corporation, partnership, joint venture, trust or other enterprise, and may, in its sole discretion, so indemnify its agents. Amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding may include reimbursement of expenses, attorney fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by that person in connection with the action or proceedings if that person acted in good faith and in a manner that that person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of any action, suit and proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not of itself create a presumption that the person did not act in good faith and in a manner which that person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, the person had reasonable cause to believe that the conduct was unlawful.

Section 2. Derivative Actions.    The Corporation will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of or arising from the fact that he/she is or was a director, officer, or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, or employee of another corporation, partnership, joint venture, trust or other enterprise, and may, in its sole discretion, so indemnify its agents. This indemnification will cover reimbursement for expenses (including attorney fees) actually and reasonably incurred by that person in connection with the defense or settlement of such action if that person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the Corporation.

Section 3. Reimbursement Conditions.
(a)    Indemnification will not be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable for negligence or misconduct in the performance of the person's duty to the Corporation, except to the extent that the court in which the action was brought determines upon application that, despite the adjudication of liability, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the court considers proper.
(b)    To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of an action or proceeding as described in Sections 1 and 2 of this Article V or in defense of a claim, issue, or matter in the action or proceeding, the director, officer, or employee will be indemnified against expenses and attorney fees actually and reasonably incurred in connection with the defense, and the Corporation’s agent may be so indemnified in the Corporation’s discretion.
(c)    Unless otherwise ordered by a court, indemnification under Sections 1 or 2 of this Article V may only be made by the Corporation upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because the director, officer, employee, or agent has met the applicable standard of conduct set out in those sections. The determination will be made by:
(1)    The Board by at least a majority vote of a quorum consisting of     directors who were not parties to the action or proceeding;
(2)    Independent legal counsel in a written opinion if a quorum under     (c)(1) of this Section 3 is
(A)    not obtainable; or
(B)    obtainable but a majority of disinterested directors so directs;                 or
(3)    Approval of the outstanding shares of the Corporation.
(d)    The Corporation may pay or reimburse the reasonable expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition in the manner provided in (c) of this Section 3 if:
(1)    In the case of a director or officer, the director or officer furnishes     the Corporation with a written affirmation of a good faith belief that the standard     of conduct described in AS 10.06.450(b) or 10.06.483(e) of the Alaska     Corporations Code has been met;
(2)    The director, officer, employee, or agent furnishes the Corporation     a written unlimited general undertaking, executed personally or on behalf of the     individual, to repay the advance if it is ultimately determined that an applicable     standard of conduct was not met; and

(3)    A determination is made that the facts then known to those making the determination would not preclude indemnification under the Alaska Corporations Code.
(e)    The indemnification provided under Sections 1 and 2 of this Article V is not exclusive of any other rights to which a person seeking indemnification may be entitled under a bylaw, agreement, vote of Stockholders or disinterested directors, or otherwise, both as to action in the official capacity of the person and as to action in another capacity while holding the office. The right to indemnification continues as to a person who has ceased to be a director, officer, employee, or agent, and inures to the benefit of the heirs, executors, and administrators of the person.

Section 4. Insurance. At the discretion of the Board, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against that person and incurred by that person in any such capacity, or arising out of that status, whether or not the Corporation would have the power to indemnify that person against such liability under the provisions of this Article V.”

DATED as of this 1st day of March, 2013.

GCI, INC.

/s/ Ronald A. Duncan____________
Ronald A. Duncan, Director

/s/ Gregory F. Chapados_________
Gregory F. Chapados, Director

/s/ John M. Lowber____________
John M. Lowber, Director

3